PNM Resources, Inc.                                                        Charles L. Moore
Alvarado Square                                                               Associate General Counsel
Albuquerque, NM 87158-1200
charles.moore@pnmresources.com
www.pnmresources.com
505.241.4935
Fax
505.241.2393                                                                                                                     [PNMR Logo]

November 23, 2009

Via EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Correspondence Submitted October 9, 2009 Regarding
PNM Resources, Inc.
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2009
File No. 1-32462

Public Service Company of New Mexico
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
File No. 1-06986

Texas-New Mexico Power Company
Form 10-K for Year Ended December 31, 2007
Filed February 29, 2008
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 6, 2009
File No. 2-97230

Dear Mr. Owings:

This letter is with regard to your correspondence dated November 16, 2009, regarding the subject filings.

November 23, 2009

This will confirm the telephone conversation this morning between the undersigned and John Fieldsend of your Staff.  On behalf of the registrants, I requested a five business day extension of the deadline to respond to the November 16, 2009 comment letter (to December 8, 2009).  Mr. Fieldsend was agreeable to the extension and requested that we file this confirming correspondence by EDGAR.

We also discussed the timing of the filing of supplemental information by EDGAR, referred to in comment 1 in the November 16, 2009 comment letter, and Mr. Fieldsend confirmed that it would be acceptable to file that supplemental information along with the response.

Sincerely,

/s/ Charles L. Moore
Charles L. Moore
Associate General Counsel
PNM Resources, Inc.